Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER OF FISCAL 2010
(Three Month Period Ended October 31, 2009)

The following information prepared as at December 1, 2009 should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) unaudited interim consolidated financial statements and note disclosure for the three month period ended October 31, 2009, which has been prepared in accordance with Canadian generally accepted accounting principles.  In addition, this information should also be read in conjunction with the Company’s consolidated financial statements and related note disclosure and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2009, which have also been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian currency unless otherwise noted.

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2009, is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its expected timing of filing its U.S. investigational new drug submission (“IND”) and European clinical trial application (“CTA”) for such trials, its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (cervical dysplasia) and its expected timing of filing the IND for the U.S. trial, its expected completion by the end of the third quarter of fiscal 2010 of the minimum 12 patients in the ongoing Topical Interferon Alpha-2b (cervical dysplasia) European Phase II pharmacokinetic study, its expected timing of completion and reporting of the ongoing Topical Interferon Alpha-2b (AGW) trial, the planned remaining pre-IND activities for L-DOS47 and Topical Interferon Alpha-2b (cervical dysplasia) and their estimated time of completion, indications and therapeutic and market opportunities for the two drug candidates, the nature, design and timing of future clinical trials and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations;  and (iii) future financing requirements and anticipated future revenue and operating losses.  Forward-looking statements can be identified by the use of forward-looking terminology such as  “expects”,  “plans”, “designed to”, “potential”,  “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”,  “2010”, “2011”, “next”,  “ongoing”, “pursue”, “to seek”,  “objective”, “estimate”, “future”, “considering”, “projects”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved.

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Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes.  Certain material factors, estimates or assumptions have been applied in making forward-looking statements in this MD&A, including, but not limited to, the patient recruitment rate for the ongoing Phase II pharmacokinetic study for Topical Interferon Alpha-2b (cervical dysplasia) and the sufficiency of data from the minimum 12 patients; the timely and successful completion of all activities referred to herein leading up to the Company’s planned IND and CTA filings for both L-DOS47 and Topical Interferon Alpha-2b (cervical dysplasia), including without limitation, GMP manufacturing; the timely and successful completion of the Company’s AGW clinical trial; the timely provision of services and supplies by third parties; future revenue and costs; and the receipt of required regulatory approvals and necessary financing.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including those referred to later in this MD&A under the heading “Risks and Uncertainties”, and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (see www.sec.gov/edgar.shtml).  Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement  should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

OVERVIEW

Helix BioPharma Corp. is a Canadian biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep®1, Orthovisc®1 and MonoviscTM1 and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep® technology.  The Company commenced distribution of MonoviscTM in the first quarter of fiscal 2010.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. If the Company is unable to raise additional funds, there is substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  See Liquidity and Capital Resources.

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1	Klean-Prep® is a registered trademark of Intercon Pharma Limited, a wholly owned subsidiary of Helix BioPharma Corp. Orthovisc® and MonoviscTM are trademarks of Anika Therapeutics, Inc.

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Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47 patents from the U.S. patent office, both of which will expire in 2022. As a result, Helix has patent protection covering the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47
L-DOS47 is the first targeted therapeutic under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that offers an innovative approach to the treatment of lung cancer. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect. L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid-derived single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized camelid-derived single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment

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obligations pursuant to the license agreement. A patent application in respect of the antibody has been filed in Canada and the United States and as a Patent Cooperation Treaty (“PCT”) filing.

Helix has made significant progress with the L-DOS47 preclinical development program. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies.  In parallel with these studies, Helix has advanced its “good manufacturing practice” or “GMP” compliant scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix has contracted the services of three service providers to support its manufacturing program: BioVectra, for the manufacture of L-DOS47 bulk drug product, Chesapeake Biological Laboratories (“CBL”), for the purpose of vialing the bulk drug product for human clinical testing and KBI Biopharma Inc. (“KBI”) for the purposes of conducting the necessary quality control and stability batch testing programs.

During fiscal 2009, Helix completed further animal pharmacology and primate repeat-dose toxicology studies employing the services of Charles River Laboratories. As well, Helix continued to advance its scale-up, GMP manufacturing program at BioVectra and CBL, together with the analytical support of KBI, including the production of GMP engineering batches of L-DOS47. Also during fiscal 2009, Helix conducted a pre-IND meeting with the FDA through which it has gained information pertaining to FDA’s Phase I IND submission requirements for L-DOS47. Based on the pre-IND meeting stipulations, Helix has planned the remaining activities through to compiling and filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers. These activities will include, but not be limited to: (i) completion of definitive, GLP, rodent and primate, repeat-dose toxicology studies; (ii) development of additional drug substance and drug product quality control assays; (iii) the manufacture of the initial GMP clinical batch of L-DOS47; (iv) obtaining several months of real-time stability data on the product; (v) the development of the necessary clinical testing framework including study design and documentation development; and (vi) hiring the necessary contract research organizations and study support resources to execute the studies once approved. While all activities leading up to the planned U.S. Phase I and Polish Phase I/II regulatory dossier filings are progressing, as announced in its news release dated October 6, 2009, the Company had to reject an initial GMP clinical batch, due to a deviation from the established manufacturing process causing suspected contamination during fermentation. Production of the required GMP clinical batch was rescheduled to be completed by the end of the Company’s second quarter of fiscal 2010 to be followed by stability testing. The Company previously expected to file its Phase I/II regulatory dossiers before the end of its second quarter of fiscal 2010, however based on the estimated delay for completing the remaining program activities and assuming successful and timely completion of these activities, the Company has stated that it expects its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in its fourth quarter of fiscal 2010.  Achieving this revised filing target will depend on the success of all of the other remaining activities described above that are necessary prior to compiling and filing these dossiers.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Conducting the U.S. Phase I and Polish Phase I/II clinical trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See Liquidity and Capital Resources.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and ano-genital warts (“AGW”) caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.

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Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™. The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states. In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, we believe that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, we also believe that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

In December 2000, the Company signed an agreement with Schering Corporation, granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering Corporation’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering Corporation for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales.

Topical Interferon Alpha-2b (Cervical Dysplasia / LSIL)
Helix achieved positive results in 2007 from a German Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in patients with low-grade cervical lesions. Through the course of Helix’s interactions with opinion leaders and regulators in the field of women’s health while developing its Topical Interferon Alpha-2b product candidate, it has continually refined its clinical trial designs and target patient population for the clinical testing of this therapy. For the purposes of its planned U.S. Phase II/III and European Phase III IND/CTA filings, as confirmed via its recent FDA pre-IND meeting, Helix plans to study patients with HPV-positive low-grade cervical lesions, comprising a LSIL finding on Pap smear testing combined with a cervical intraepithelial neoplasia finding of CIN1 or CIN2 on colposcopy.

Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase II/III designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b. Helix has also completed a pre-IND meeting with the FDA in preparation for its planned U.S. Phase II/III filing, through which further IND preparation and submission guidance was obtained for this product candidate. Based on its consultation with the regulatory authorities, Helix has planned the remaining activities through to compiling and filing its planned U.S. and European regulatory dossiers. These activities will include, but not be limited to, (i) assessing the data from a minimum of the first 12 patients and, if these results indicate further data is needed, a currently planned maximum of 28 patients completing its ongoing Phase II pharmacokinetic study; (ii) completion of its ongoing 100 Kg GMP scale-up engineering batch manufacturing program at CPL; (iii) the development of the necessary clinical testing framework including study design and documentation development; and (iv) hiring the necessary contract research organizations and study support resources to execute the studies once approved.

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While the Company’s Phase II pharmacokinetic study is progressing, as announced by the Company in its October 6, 2009 news release, the rate of enrollment has been slower than originally expected. In order to enhance the patient recruitment rate, the Company intends to open additional clinical sites during the Company’s second quarter of fiscal 2010.  Assuming the patient recruitment rate improves as planned, Helix has stated that it expects it will take until the end of its third quarter of fiscal 2010 for the minimum planned number of patients (12 patients) to complete the study, and up to the end of its first quarter of fiscal 2011 for the maximum currently planned number of patients (28 patients) to do so.

On June 15, 2009, Helix had announced that its U.S. IND filing was not expected before the end of its fiscal 2010 first quarter ending October 31, 2009.  Given the anticipated timelines associated with completing remaining pre-filing activities, Helix has stated, as announced by the Company in its October 6, 2009 news release, that its U.S. Phase II/III IND filing is projected to occur, at the earliest, in its fourth quarter of fiscal 2010. Although the timing of filing the European CTA for its corresponding confirmatory Phase III trial has not yet been established, it is not expected to precede the filing of its planned U.S. Phase II/III IND.   This revised timeline is subject to the successful and timely completion of these activities and assumes that no events occur which could cause further delay.

As previously described, Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two- year period to complete, followed thereafter by the preparation and filing of marketing applications. The Company does not currently have an estimated timeline for commencement or completion of these trials. Conducting these trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See Liquidity and Capital Resources below.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))
Helix is also conducting a Phase II clinical trial of Topical Interferon Alpha-2b in patients with AGW at multiple centers in Sweden and Germany. This trial involves a team of investigators across multiple centers comparing treatment to vehicle in 120 patients over an examination span of four-months per patient. Helix most recently announced that it has completed enrollment of the 120 patients sought for this trial, and that, moving forward, based on the trial design and schedule, it expects patients to complete all study procedures by the early part of calendar 2010, followed thereafter by closing of the database, analysis of the results and final reporting in mid to late calendar 2010.

The Company expects that it will need to conduct larger, double-blind trials, the timing of which have not yet been established, beyond the trial currently underway before seeking marketing authorizations for the AGW therapeutic indication. To this end, Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s consolidated financial statements for the year ended July 31, 2009. The unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements for the year ended July 31, 2009.  When necessary, the unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Significant areas requiring the use of estimates are the assessment of impairment in the value of investments, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, determination of fair value of stock

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options granted for estimating stock-based compensation expense, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets.  In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.

Stock-Based Compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instrument. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur. An additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

Impairment of Long-Lived Assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations. Intangible asset write-downs during the 2009, 2008 and 2007 fiscal years totaled $98,000, $0 and $1,332,000, respectively.

The Allocation of Proceeds to Share Purchase Warrants
The Company allocates proceeds from the issuance of capital, which includes warrants, based on fair value. Assumptions used take into account the offering price, the intrinsic value of the warrants, the price paid for the warrants, and the offering proceeds, in order to determine the share equivalent for each series of warrant issued.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the

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opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Results from Operations
Three month period ended October 31, 2009 compared to the same period in the previous year

Loss for the period
During the first quarter of fiscal 2010, the Company recorded a loss of $3,473,000 or $0.06 per common share, resulting in a higher loss of $1,152,000 when compared to the first quarter of fiscal 2009.  The Company recorded a loss of $2,321,000, or $0.05 per common share in the first quarter of fiscal 2009.

Revenues
Revenues in the first quarter of fiscal 2010 totaled $1,020,000 (2009 – $1,119,000), resulting in a decrease of $99,000 or 8.8% when compared to the first quarter of fiscal 2009.

Product revenues totaled $903,000 in the first quarter of fiscal 2010 and represents 88.5% of total revenues.  When compared to the first quarter of fiscal 2009, product revenues decreased by $18,000 or 2.0%.  Sales of both Klean-Prep® and Imunovir®2 were marginally higher in the quarter, however these were offset by the net decrease in combined product sales of MonoviscTM and Orthovisc®.  The reduction in sales of Orthovisc® offset revenues associated with the product launch of MonoviscTM.  While both products are used in the treatment of osteoarthritis, patients follow a three-injection regimen when using Orthovisc® and only a single injection regimen when being treated with MonoviscTM.

License fees and royalties totaled $117,000 in the first quarter of fiscal 2010 and represent 11.5% of revenues.  When compared to the first quarter of fiscal 2009, license fees and royalties were lower by $81,000 or 40.9%.  The decrease in license fees and royalty revenues reflect a US$75,000 termination payment from Lumera Corporation (“Lumera”) in the first quarter of fiscal 2009.  Excluding the Lumera termination payment, license fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada.

Cost of sales and margins
Cost of sales totaled $418,000 in the first quarter of fiscal 2010 (2009 - $447,000).  Margins, on a percentage basis, in the first quarter of fiscal 2010 were 53.7% (2009 – 51.5%).  The increase in margins reflects higher margins on the sales of MonoviscTM and Orthovisc®.

Research & development
Research and development costs in the first quarter of fiscal 2010 totaled $2,925,000 (2009 – $1,641,000) for an increase of $1,284,000.  Higher research and development costs in the first quarter of fiscal 2010 reflect increased costs for both L-DOS47 and Topical Interferon Alpha-2b programs.  Higher Topical Interferon Alpha-2b program expenditures mainly reflect increased costs associated with the ongoing Phase II pharmacokinetic study for cervical dysplasia/LSIL with marginally lower AGW trial expenditures.  Subsequent to the end of the first quarter of fiscal 2010, the AGW trial enrolled all of the required 120 patients.  Higher L-DOS47 expenditures reflect higher expenditures associated with animal pharmacology and primate repeat-dose toxicology studies.

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2 Imunovir® is a registered trademark of Newport Pharmaceuticals Ltd.

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Operating, general & administration
Operating, general and administration expenses in the first quarter of fiscal 2010 totaled $677,000 (2009 – $1,060,000), for a decrease of $383,000.  The reduction in operating, general and administration expenditures is the result of higher costs in the first quarter of fiscal 2009 associated with the filing of a Form 20-F registration statement with the SEC which became effective during the third quarter of fiscal 2009, the implementation of a new financial reporting system which was completed early in the second quarter of fiscal 2009, investor relations initiatives and associated marketing materials and consulting services which have since been terminated.

Amortization of intangible and capital assets
Amortization of intangible assets in the first quarter of fiscal 2010 totaled $nil (2009 – $3,000).  Management determined the carrying value of intangible assets was impaired and wrote down the balance at July 31, 2009.  Amortization of capital assets in the first quarter of fiscal 2010 totaled $98,000 (2009 – $64,000).

Stock-based compensation
Stock-based compensation expense in the first quarter of fiscal 2010 totaled $160,000 (2009 – $ nil).  The stock-based compensation expense in the first quarter of fiscal 2010 relates to the ongoing amortization of compensation costs of stock options granted on December 17, 2008, over their vesting period.

Interest income
Interest income in the first quarter of fiscal 2010 totaled $14,000 (2009 – $205,000). The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign exchange gain/loss
Foreign exchange gains in the first quarter of fiscal 2010 totaled $42,000 (2009 – loss of $150,000).  Foreign exchange gains are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Income taxes
Income tax expense in the first quarter of fiscal 2010 totaled $10,000 (2009 – $30,000).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities totaled $2,348,000 in the first quarter of fiscal 2010 (2009 – $1,618,000), include a net loss of $3,473,000 (2009 – $2,321,000).

Significant adjustments in the first quarter of fiscal 2010 include amortization of capital assets of $98,000 (2009 – $64,000), amortization of intangible assets of $nil (2009 – $3,000), deferred lease credits of $8,000 (2009 – $nil), stock-based compensation related to earlier stock option grants of $160,000 (2009 – $nil), foreign exchange gains of $42,000 (2009 – $150,000 loss) and changes in non-cash working capital balances related to operations of $917,000 (2009 – $486,000).

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Financing activities
Financing activities in the first quarter of fiscal 2010 totaled $11,597,000 (2009 – $9,659,000).  Financing activities in both comparative quarters reflect the net proceeds of two separate private placements.

Investing activities
Use of cash in investing activities in the first quarter of fiscal 2010 totaled $245,000 (2009 – $37,000) and represents capital acquisitions in both comparative quarters.   The Company has increased its capital spending requirements in fiscal 2010 in support of its contract manufacturing initiatives by $441,000.  The Company now projects capital expenditures in fiscal 2010 to total $615,000.  The Company’s original capital budget for fiscal 2010 was $174,000.

LIQUIDITY, CAPITAL RESOURCES AND OUTLOOK

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At October 31, 2009, the Company had cash and cash equivalents totaling $23,540,000 (July 31, 2009 – $14,494,000).  The increase in cash and cash equivalents in the first quarter of fiscal 2010 is the result of a private placement completed on September 8, 2009 where the Company issued 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012.  The total number of common shares issued as at October 31, 2009 was 59,800,335 (July 31, 2009 – 53,175,335).

At October 31, 2009, the Company’s working capital was $23,425,000 (July 31, 2009 – $15,296,000).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures to the end of fiscal 2011.  These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (cervical dysplasia).  As stated above, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations.  Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

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OUTSTANDING SHARE DATA

On the date of this filing, the Company had outstanding 59,800,335 common shares; 10,025,000 warrants to purchase up to 10,025,000 common shares; and 3,564,000 incentive stock options to purchase up to 3,564,000 common shares.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Financial Information
The following table summarizes the Company’s unaudited quarterly consolidated financial information for each of the last eight quarters, all of which cover periods of three months.  This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, includes all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.
(thousand $, except for per share data)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2010	2009	2009	2009	2009	2008	2008	2008

Revenue	$1,020	$935	$924	$863	$1,119	$897	$1,018	$791

Loss in the period	(3,473)	$(3,395)	(4,134)	(4,252)	(2,321)	(2,655)	(1,139)	(1,526)

Cash used in operating activities	(2,348)	$(4,728)	(3,555)	(3,256)	(1,618)	(2,114)	(2,167)	(1,073)

Total assets	28,282	19,319	22,938	26,324	29,420	21,666	24,312	25,967

The Company has generated revenues principally from two sources: product sales, and license fees and royalties.  Product sales consist mainly of revenue from the sale in Canada of both Klean-Prep® and Orthovisc®.

Revenue over the last eight fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008, the first quarter of fiscal 2009 and the first quarter of fiscal 2010.   In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-Prep® in Canada.  In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.  In the first quarter of 2010, the Company commenced distribution of MonoviscTM in Canada.

License fees and royalty revenues have remained consistent over the last eight fiscal quarters, with the exception of the third quarter of fiscal 2008 and the first quarter of fiscal 2009, with the major variance in both quarters relating to the Company’s sub-license with Lumera, as discussed above.

Up to and including the first quarter of fiscal 2010, losses remained range bound between $1,139,000 and $4,252,000.  As of the fourth quarter of 2008 (and each subsequent quarter), the net losses mainly reflect higher research and development activities.  In addition, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the SEC.

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Contractual obligations
Since the end of the Company’s 2009 fiscal year on July 31, 2009, there have been no material changes that are outside the Company’s ordinary course of business with respect to contractual obligations.  For a description of the Company’s contractual obligations as at July 31, 2009, please refer to the MD&A included in the Company’s 2009 annual report, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml ..

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the first quarter of fiscal 2010, the Company paid $61,000 (2009 – $100,000) to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement to fill finish L-DOS47, with Chesapeake Biological Laboratories Inc. (“CBL”).  CBL is a wholly owned subsidiary of Cangene Corporation.  Cangene Corporation is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc.

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The Company has the following related party transactions:

(thousand $)
	For the three months ended October 31
	2009	2008

Professional, legal and consulting fees to directors, partnerships and/or
companies in which directors have a substantial interest	$61	$100
Contract fill finish services with Chesapeake Biological Laboratories Inc.,
	150	36
a wholly owned subsidiary of Cangene Corporation

RECENT ADOPTED CANADIAN ACCOUNTING PRONOUCEMENTS
The interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2009, except for the following new accounting pronouncements, which have been adopted effective August 1, 2009.

Goodwill and Other Intangible Assets
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3064, Goodwill and Other Intangible Assets.  Section 3064, which replaces Section 3062, Goodwill and Other Intangibles Assets and Section 3450, Research and Development Costs establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this change did not have a material impact on the Company’s interim consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities
In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC-173 on August 1, 2009, and the adoption did not have a material impact on the Company’s interim consolidated financial statements.

Financial Instruments - Disclosures
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3862, Financial Instruments - Disclosures that include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data.  The adoption of this change did not have a material impact on the Company’s interim consolidated financial statements.

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Financial Instruments – Recognition and Measurement (amendment to Section 3855)
In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances.  The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category.  The amendment applies to reclassification made on or after July 1, 2009.  The application of this amendment did not have any impact on the Company’s consolidated financial statements.  In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  The adoption of this change did not have a material impact on the Company’s interim consolidated financial statements.

RECENT CANADIAN ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards
In February 2008, the CICA confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises.  These new standards will be effective for the Company’s interim and annual financial statements commencing August 1, 2011.  The SEC issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliations to U.S. GAAP, effective for certain 2007 financial statements.  The Company is currently in the preliminary stages of establishing a process of transitioning from Canadian GAAP to IFRS and has therefore not yet determined the extent to which the new standards will affect the financial statements of the Company when these standards are implemented.

Business combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Consolidated financial statements
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Non-controlling interests
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

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Financial Instruments
In August 2009, the CICA issued amendments to Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendments change the categories into which a debt instrument is required or permitted to be classified and changes the impairment models for held-to-maturity and available-for-sale financial assets and is effective for the Company on August 1, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In the Company’s Management’s Discussion & Analysis of Financial Condition and Results of Operations dated October 20, 2009 (the “2009 MD&A”) for the fiscal years ended July 31, 2009, 2008 and 2007, the Company reported that management had assessed the design and operating effectiveness of internal controls over financial reporting as at July 31, 2009.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The 2009 MD&A reported that, based on this assessment, management concluded that internal control over financial reporting was not operating effectively as of July 31, 2009, and identified the material weaknesses.  The 2009 MD&A also reported that, as at July 31, 2009, due to such material weaknesses, the Company’s disclosure controls and procedures were also not effective.

As there were no changes in our internal controls over financial reporting during the quarter ended October 31, 2009 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting, the material weaknesses identified in the fiscal 2009 MD&A continue to exist, as at October 31, 2009 and the date of this MD&A, as follows:

(i)      The Company has insufficient personnel with an appropriate level of technical accounting knowledge, experience and training to ensure complex and non-routine transactions are accounted for in accordance with GAAP.  This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

(ii)      The Company does not have a sufficient number of personnel to enable effective segregation of duties over the preparation of financial statements and related note disclosures. Specifically, all complex and non-routine accounting and taxation matters are handled directly by the CFO, with no other internal review, as there are no other senior executives who have significant financial accounting or taxation background, and therefore, may not have the necessary knowledge or skill to perform a detailed review of the CFO’s work.   In addition, certain other personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for note disclosures without adequate independent review.  This control deficiency, which is pervasive in nature, did result in adjustments to note disclosures in the financial statements for the fiscal years ended 2009, 2008 and 2007 (the “2009 year-end Statements”) and creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

The above control deficiencies, which are pervasive in impact, resulted in adjustments to the 2009 year-end statements, which on their own and in total were not material in nature.  Nevertheless, there is a reasonable possibility that due to such control deficiencies, a material misstatement of the interim or annual financial statements would not be prevented or detected on a timely basis.  Also, our disclosure controls and procedures remain subject to the limitation that such controls and procedures are not effective in providing reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.   An immaterial adjustment was made to the unaudited financial statements for the quarter ended October 31, 2009.

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Any future changes in either the number or level of in-house technical expertise, to address all possible complex and non-routine accounting transactions, will be dependant upon the growth, complexity and stage of development of the Company’s operations.

Management will continue to review internal controls and procedures and is in the process of implementing changes to its current internal control processes in an attempt to reduce or eliminate material weaknesses in the future.

RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A above, as well as  the following:

•
the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives;

•
the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

•
uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;

•	uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all;

•
intellectual property risks, including the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, which may negatively impact the further development or commercialization of the drug candidate; the possibility that patent applications may not result in issued patents; that issued patents may be circumvented or challenged and ultimately struck down, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

•	risks associated with potential claims of infringement by the Company of third party intellectual property and other proprietary rights;

•
research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development, including without limitation, during the course of clinical trials, which may result in the delay or discontinuance of the affected research or development project;

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•	partnership/strategic alliance risks;

•
Helix’s dependence on its contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and other service providers, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;

•
the risk that the Company’s supplier, Schering Corporation, of interferon alpha-2b for the Company’s Topical Interferon Alpha-2b drug candidate may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which could have a material adverse effect on the drug’s further development and commercialization and on the Company;

•	the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

•	the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

•	uncertainty whether the European pharmacokinetic study or the AGW clinical trial in Germany will be completed as planned or at all or if completed, will achieve expected results;

•
uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Management’s Discussion and Analysis will be approved, undertaken or completed as planned or at all or will achieve expected results;

•
the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

•	the need for future clinical trials, the occurrence and success of which cannot be assured;

•
manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company’s drug candidates may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;

•	the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations;

•	uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

•	uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

•	product liability and insurance risks;

•	the risk of unknown side effects;

•
the risk that the Company may change its business strategy or development plans, including without limitation, the possibility that the Company may pursue additional development projects or other business opportunities;

•	the need to attract and retain key personnel;

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•	government regulation, and the need for regulatory approvals for both the development and commercialization of products, which are not assured;

•	risks associated with the fact that the U.S. Food and Drug Administration (“FDA”) is not bound by its pre-IND meetings;

•	rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

•	the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

•	the risk of litigation which could be time-consuming and expensive and which the Company might lose;

•	the risk that the Company may be called upon to indemnify its directors and officers, pursuant to indemnity agreements entered into with them;

and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov/edgar.shtml.

Dated December 8, 2009

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